

Mail Stop 3561

November 5, 2015

Paul Elio
Chief Executive Officer
Elio Motors, Inc.
2942 N. 24th Street, Suite 114-700
Phoenix, AZ 85016

   Re: Elio Motors, Inc.
     Amendment No. 1 to
     Offering Statement on Form 1-A
     Filed October 21, 2015
     File No. 024-10473

Dear Mr. Elio:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Sales and Service Model, page 16

1. We note your response to our prior comment 9. You state on your website that you intend to establish retail outlets in the top 60 markets nationwide. To the extent that you have determined not to establish retail outlets in certain of these markets because of state dealer licensing requirements, please discuss any materially significant markets that you may be unable to access. To the extent material, please address here or in the last risk factor on page 6 that customers may be deterred by having to travel out of state to purchase or by having to purchase exclusively online.

Plan of Operations, page 25

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program, page 26

2. We note your response to our prior comment 13. To the extent known, please discuss the anticipated timeframe for completing the remaining stages of the ATVM loan application process.

Plan of Distribution, page 38

3. We note your response to our prior comment 15. Please clarify whether and how StartEngine.com or another participant in the offering will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity to purchase shares and explain the procedure by which prospective investors subscribe in the offering through the StartEngine.com website.

4. Please clarify whether prospective investors who did not submit non-binding indications of interest will be precluded from subscribing in any manner prior to expiration of the seven-day period. If so, please also discuss how they will be notified that they are no longer precluded from subscribing.

5. We note your response to our prior comment 17. To the extent Elio Motors employees may participate in the plan of distribution, please revise your disclosure accordingly. Refer to Item 5(c) of Part II to Form 1-A.

6. Please tell us what factors you intend to consider when deciding whether or not accept subscriptions for up to an additional 418,000 shares.

    You may contact Theresa Messinese at (202) 551-3307 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief
                                        Office of Transportation and Leisure

cc: Fay M. Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, PC